SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 8) 1

United American Healthcare Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90934C105
(CUSIP Number)

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212)  247-0581
Attn: Gary Herman

With a copy to

Olshan Grundman Frome Rosenzweig & Wolosky, LLP
65 East 55th Street
New York, NY 10019
(212) 451-2300
Thomas J. Fleming, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, LP (Cayman) 98-0498777
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.71% (1)
14		TYPE OF REPORTING PERSON PN

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of Novtember 10, 2009 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 16, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC n/a
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.71% (1)
14		TYPE OF REPORTING PERSON OO

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 16, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 5,400 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,400 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,079 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.78% (2)
14		TYPE OF REPORTING PERSON IN

(1)	This includes 1,050 shares of Common Stock held by FBR, Inc., an entity which Mr. Herman has investment and voting discretion.

(2)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 16, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105		13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 268,153(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 464,679
EACH REPORTING	9	SOLE DISPOSITIVE POWER 268,153 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 464,679
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,832 (1
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.00% (2)
14		TYPE OF REPORTING PERSON IN

(1)
This includes 216,984 shares of common stock held by the Bruce Galloway, IRA, 20,775 shares of Common Stock owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 2,930 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

(2)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of November 10, 2010 in the Company’s Form 10-Q as of November 16, 2010, and filed with the Securities and Exchange Commission on September 24, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.            Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of United American Healthcare Corporation, a Michigan corporation, (the “Company”). The principal executive offices of the Company are located at 300 River Place, Ste 4950, Detroit, MI 48207.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, LP (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities.  Galloway Capital Management, LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, LP (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management, LLC, and is a holder of approximately 20% of the partnership interests in Strategic Turnaround Equity Partners, LP (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below.  Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, LP (Cayman)	Cayman Islands limited partnership
General Partner – Galloway Capital Management, LLC
Galloway Capital Management LLC	Delaware limited liability company
Managing Member – Gary L. Herman
Managing Member – Bruce Galloway

Bruce Galloway	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of the general partner and holder of approximately 20% of the membership interests- Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States
Managing Member - Galloway Capital Management, LLC
Managing Member of general partner of Strategic Turnaround Equity Partners, LP (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman is 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons that were purchased with working capital and personal investment capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes.
The  Reporting  Persons  purchased the Shares based on the Reporting Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The purpose of this Amendment No. 8 is to report the submission of a letter to the Company regarding the delay in setting a record date and a date for an Annual Shareholders Meeting as well as the Company’s compensation practices.

Except as noted above, no  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  The Reporting Persons may in the future take such  actions with  respect to its  investment  in the Issuer as it deems  appropriate  including,  without  limitation,  seeking additional Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.                 Interest in Securities of the Issuer.
(a) and (b)

Strategic Turnaround Equity Partners, LP (Cayman) is deemed to be the direct beneficial owner of 464,679 shares of Common Stock, which represents approximately 5.71% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2010.  Strategic Turnaround Equity Partners, LP (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management, LLC is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock which represents approximately 5.71% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2010. Galloway Capital Management, LLC has shared voting and disposition power with respect to all of such shares.

Bruce Galloway is deemed to be the beneficial owner of 732,732 shares of Common Stock which represents approximately 9.00% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2010 ..   Bruce Galloway is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Bruce Galloway has shared voting and disposition power with respect to such shares. In addition, Bruce Galloway has sole voting and disposition power with respect to 268,153 shares of Common Stock.   Of the total 216,984 shares of common stock directly reported by Mr. Galloway, 20,775 shares of Common Stock are owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock are owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 29430 shares of Common Stock are held by RexonGalloway Capital Growth, LLC an investment company in which Mr. Galloway is a member and for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

Gary Herman  is deemed to be the beneficial owner of 469,979 shares of Common Stock which represents approximately 5.78% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2010.   Gary Herman  is deemed to be the indirect beneficial owner of 464,679 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Gary Herman has shared voting and disposition power with respect to such shares. In addition, Gary Herman has sole voting and disposition power with respect to 5,400 shares of Common Stock.   Of the total of 5,400 shares of common stock directly reported by Mr. Herman, 4,350 shares are directly beneficially owned by Mr. Herman and 1,050 are held by FBR, Inc. of which Mr. Herman has investment and voting discretion.

Each of Galloway Capital Management, LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, LP (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, LP (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management, LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, LP (Cayman).  Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except for the joint filing agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Letter to the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, LP (Cayman)

January 20, 2010	By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

January 20, 2010	/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

January 20, 2010	/s/ Gary L. Herman
Gary L. Herman

January 20, 2010	/s/ Bruce Galloway
Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of. United American Healthcare Corporation.   It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:  January 20 2010

Strategic Turnaround Equity Partners, LP (Cayman)
By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management, LLC the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC
By: /s/ Bruce Galloway
Name: Bruce Galloway
Title:  Managing Member

/s/ Bruce Galloway
Bruce Galloway

/s/ Gary Herman
Gary Herman

EXHIBIT B

Strategic Turnaround Equity Partners, LP (Cayman)
720 Fifth Avenue, 10th Floor
New York, NY 10019

January 20, 2010

FACSIMILE AND OVERNIGHT MAIL

Members of the Board of Directors
United American Healthcare Corporation
300 River Place, Suite 4950
Detroit, MI 4820

Dear Members of the Board:

As you know, Strategic Turnaround Equity Partners, LP (Cayman) (“STEP”) is a significant shareholder of United American Healthcare Corporation (“UAHC” or the “Company”) and has been for several years.

Over the past few years we have been quite concerned over the level of cash burn, issues of corporate governance as well as preservation and prudent management of the Company’s assets, mainly its cash.  As we know from publicly available information the Company has burned through significant amounts of cash.  In addition, we believe that over the past few years management has misled investors on the state of the Company’s business, including the projected growth of the Special Needs business which was to be the growth engine of the future.  Needless to say, management’s actions have cost the shareholders a significant loss on their investment.

In an effort to promote change, we filed a Preliminary Proxy on September 11, 2009 with the Securities & Exchange Commission.  This was filed in anticipation of the Company holding its Annual Shareholders Meeting during the month of November which it has done for at least the past ten years.  On November 4, 2009 we filed an Amended 13D with the SEC and sent a letter to the Company demanding that an Annual Shareholders Meeting be held immediately.

We are quite concerned and disappointed that the Board of Directors decided to call an Annual Shareholders Meeting for April 23, 2010, over 3 months from today and over 5 months from when the Company historically holds its meeting.  We see absolutely no legitimate reason for this delay except that the Board and the inept management team are seeking to stay entrenched for as long as possible, acting in a manner to  usurp good corporate governance and deny shareholders a proper forum to vote for change.

It is obvious to us and most other shareholders that the Board is taking self serving actions to protect their CEO and “Company Patriarch”, William Brooks.  It is our firm belief that most of the members of the Board are making decisions and taking actions for the benefit of Mr. Brooks due to years of personal and business relationships these people have with Mr. Brooks.  Where else could Mr. Brooks be compensated so well for repeated ineptness, misleading shareholders and reigning over a destruction of shareholder value!!!

What we have at this point is a situation where management and the Board have been at the helm of an operation which has caused a significant decline in shareholder value.  While all of this has occurred management and the Board of Directors have continued to compensate themselves handsomely, all to the detriment of shareholders, the owners of the Company.  The CEO of the Company receives a salary of $320,000 per year plus fringe benefits, sits in a fancy 3,800 sq ft. office with three other employees on the 49th Floor overlooking the Detroit skyline, and presides over a company that has generated significant operating losses, cash burn, as well as a decline in shareholder value.

In addition, the Board which condones this behavior is also being handsomely compensated in annual cash retainers, cash meeting fees of $383,500 as well as stock options for total board compensation of over $600,000 in Fiscal 2009.  In contrast to this, Molina Healthcare, Inc. (NYSE: MOH), which generates well over $3 billion in revenues and with a market capitalization of over $600 million pays their directors only $328,000 (as reported in their 2009 Proxy)!!!.

The shareholders are tired of management and the Board using this company as their own personal candy store.  As such, for the sake of good corporate governance and shareholder rights, we insist that the Company hold the Annual Shareholders meeting as soon as possible.

Please fee free to contact me at (212) 247-1468 or at gherman@gallowaycap.com.

Very truly yours,

Strategic Turnaround Equity Partners, LP (Cayman)

_________________________________________
By:  Gary Herman, Managing Member
GCM Administrative Services, LLC

cc:           Thomas P. Fleming, Esq. (via email)
Olshan Grundman Frome Rosenzweig & Wolosky, LLP